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January 25, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Sandoe

Room 5507, Mail Stop 5-5

Re: Fidelity Advisor Series IV (the "Trust")

Fidelity Institutional Short-Intermediate Government Fund (the "Fund")

File Nos. 002-83672 and 811-03737

Post-Effective Amendment No. 92

Dear Mr. Sandoe:

Pursuant to Item 306 of Regulation S-T to the EDGAR rules, we represent that this is a fair and accurate version of the English prospectus for Fidelity Institutional Short-Intermediate Government Fund. The Fund's English prospectus has been fairly and accurately translated into Spanish, and is available upon request.

Very truly yours,

* /s/ Scott C. Goebel

Scott C. Goebel
Secretary

* /s/ Anthony H. Zacharski
Anthony H. Zacharski, as attorney-in-fact pursuant to a power of attorney dated May 31, 2008.